SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For September 12, 2003

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)	The Press Release issued on September 12, 2003

Amsterdam, 12 September 2003

Stock dividend ING Group: 38 dividend coupons entitle to one ordinary share

ING Groep N.V. shareholders who have opted for taking up the interim dividend for 2003 in (depositary receipts for) ordinary shares, will be able to obtain one new (depositary receipt for an) ordinary share against surrender of 38 dividend coupons.

Based on the weighted average share price on the Euronext Amsterdam Stock Exchange in the period from 8 to 12 September 2003 inclusively, which is EUR 18.36, the interim dividend in (depositary receipts for) ordinary shares will be 0.65% higher than the final dividend in cash of EUR 0.48 per (depositary receipt for an) ordinary share.

The interim dividend will be made payable in stock or cash on 19 September 2003.

The new (depositary receipts for) ordinary shares are entitled to the final dividend for 2003 and the dividend for subsequent financial years.

The payment of the interim dividend for 2003 in (depositary receipts for) ordinary shares does not affect the exercise price of ING Group warrants B.

Press enquiries:

Joyce Hulst, ING Group, tel. +31 20 541 5469

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance

By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated:  September 12, 2003